Direxion Shares ETF Trust

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

November 2, 2021

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration
Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 314 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Securities and Exchange Commission (Accession No. 0001193125-21-308123) on October 26, 2021. The Amendment relates solely to the Direxion Bitcoin Strategy Bear ETF (the “Fund”).

On October 26, 2021, the staff of the Division of Investment Management (the “Staff”) requested that the filing be withdrawn for reasons cited in former Division of Investment Management Director Dalia Blass’s January 18, 2018 letter titled Engaging on Fund Innovation and Cryptocurrency-related Holdings.

No securities have been sold pursuant to the Amendment. The Trust intends to engage in an informal discussion with the Staff regarding the proposed Fund and to seek effectiveness via a subsequent amendment to the Registration Statement as soon as is practicable.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl

Angela Brickl

Secretary

Direxion Shares ETF Trust